2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining upgrades its plant in Zinkgruvan

August 15, 2006 (TSX: LUN; O-List Stockholmsbörsen: LUMI) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that the Company's Board of Directors has decided to invest USD 6.4 million in its plant at Zinkgruvan in Sweden. The investment will be directed at a major upgrading of the ore dressing plant and an overhaul of the primary autogenous mill. The investment will lead to substantial noise reduction from the mill and meet new requirements in the environmental permit. Further, it will enable higher throughput in the mill to meet for the planned increase in ore volumes from the mine in the next two to three years.

Mr. Stefan Romedahl, Managing Director at Zinkgruvan, commented, "The decision to invest in the ore dressing plant and the primary autogenous mill is important to Zinkgruvan. From an environmental perspective noise levels will be substantially reduced. The investment will also enable higher mill capacity and a more efficient handling of mill feed. We plan to increase Zinkgruvan's ore volumes in the next coming years and the investment is an important step in this process."

The investment in the ore dressing plant will meet the new noise level limits which are required from authorities as of November 1, 2006. Further, it will increase annual mill capacity with up to 40,000 tonnes and create a more stable production flow. In addition, it is part of the preparation ahead of the planned increase in Zinkgruvan's output to 850,000 tonnes per annum within the next two to three years. In 2005, Zinkgruvan produced 803,883 tonnes of ore. The investment also enables the possibility to install equipment for handling of external ore.

A decision has been taken to install variable speed control on the primary autogenous mill. When the investment is completed the mill's capacity will increase by 10-15%, and will have a positive impact on cash flow.

Lundin Mining is an active explorer for minerals and a fast growing producer of base metals. The company owns three mines, two in Sweden, Zinkgruvan and Storliden, and one in Ireland, Galmoy. The exploration portfolio is extensive and it also includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden. Lundin Mining's shares are listed on the Toronto Stock Exchange and its SDRs on the Stockholm Stock Exchange O-list.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:
Kjell Larsson, Vice President, Mining: +46 70 260 2140
Catarina Ihre, Manager Investor Relations: +46 70 607 92 63